ITW Reports Fourth Quarter and Full Year 2012 Results and Issues 2013 Guidance

- **Fourth quarter GAAP earnings per share (EPS) from continuing operations of $2.10 up significantly versus prior year quarter GAAP EPS of $0.90**

- **Fourth quarter Non-GAAP EPS from continuing operations of $0.89 up modestly versus prior year quarter Non-GAAP EPS of $0.88**

- **Free operating cash flow of $497 million generated during the quarter; $1.7 billion for the year**

- **2013 full year EPS forecast range of $4.13 to $4.37, midpoint represents 13 percent EPS growth versus Pro Forma 2012 EPS**

GLENVIEW, ILLINOIS-January 29, 2013-Illinois Tool Works Inc. (NYSE: ITW) today reported fourth quarter 2012 diluted income per share from continuing operations of $2.10, an increase versus 2011 fourth quarter earnings of $0.90. Excluding certain discrete items shown in the table below, adjusted EPS of $0.89 per share for the 2012 fourth quarter increased 1 percent compared to an adjusted EPS of $0.88 for the year-ago period.

Q4 2012 Results (GAAP vs. Non-GAAP)

	Q4 EPS
2012 Actual Results (GAAP)	**$2.10**
Gain on divestiture of Decorative Surfaces	$1.37
Decorative Surfaces equity Interest	$(0.04)
Q4 discrete corporate items	$(0.04)
Q4 discrete tax items	$(0.08)
2012 Results (Non-GAAP)	**$0.89**

Fourth quarter 2012 financial and operating results versus the prior-year period included:

*Total revenues of $4.221 billion declined 2.3 percent largely due to the impact of the Decorative Surfaces divestiture and the negative impact of currency translation. Excluding the impact of divestitures, total revenues would have grown approximately 2 percent. Organic, or base revenues, increased 60 basis points, in line with Company expectations. By region, North American organic revenues grew 1.6 percent and international organic revenues decreased 0.5 percent. European organic revenues decreased 2.6 percent while Asia Pacific organic revenues increased 3.7 percent.

*The Transportation segment led the Company in organic growth, increasing 4.2 percent in the quarter. Notably, the worldwide automotive OEM business produced organic revenue growth of 10.9 percent, including organic growth of 12.4 percent in North America and 1.8 percent organic growth in Europe. The increase in European organic growth took place even as car builds in that region fell 7 percent in the quarter.

*Free operating cash flow totaled $497 million in the quarter. That represents a free cash to adjusted income from continuing operations conversion rate of 139 percent. The Company returned $954 million to shareholders via share repurchases of $604 million and dividend payments of $350 million.

"In 2012, we grew our adjusted earnings per share 10 percent and improved operating margins by 50 basis points," said E. Scott Santi, president and chief executive officer. "We also invested nearly $100 million in restructuring projects, many of which were related to the execution of our enterprise strategy and related initiatives - portfolio management, business structure simplification and strategic sourcing. As we detailed at our investor meeting in New York last month, through our enterprise strategy we are positioning the company to deliver solid growth as well as very strong operating margin and return on invested capital performance over the next five years."

Looking ahead, the Company believes full-year 2013 will be characterized by modest growth for both North American and international geographies. Total Company organic revenue growth is expected to be in a range of 1 percent to 3 percent.   As part of its enterprise strategy in 2013, the Company also expects to spend $120 million to $140 million for restructuring activities. As a result, the Company is forecasting full-year diluted income per share from continuing operations to be in a range of $4.13 to $4.37. The midpoint of this earnings range would represent a 13 percent increase versus pro forma EPS of $3.76 for 2012. Full year total revenue growth is forecasted to be in a range of 3 percent to 5 percent. For the 2013 first quarter, the Company is forecasting diluted income per share from continuing operations to be in a range of $0.91 to $0.99. The midpoint of this earnings range would represent a 4 percent increase versus pro forma EPS of $0.91 for the first quarter of 2012. First quarter total revenue growth is forecasted to be in a range of flat to -2 percent. All 2013 revenue and EPS metrics compare to the Company's 2012 pro forma results, which are included in the attached exhibits.

This earnings release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding diluted income per share from continuing operations, total revenue and margin growth, restructuring expenses, the impact of currency translation and North American and international end market conditions. These statements are subject to certain risks, uncertainties and other factors which could cause actual results to differ materially from those anticipated. Such factors include those contained in ITW's 2011 Form 10-K and 2012 third quarter 10-Q.

ITW is a Fortune 150 global diversified industrial manufacturer of value-added consumables and specialty equipment with related service businesses. The Company focuses on solid growth and strong returns across its worldwide platforms and businesses. The businesses serve local customers and markets around the globe, with a significant presence in developed as well as emerging markets. ITW's pro forma revenues totaled $17.0 billion in 2012, with more than half of the revenues generated outside of the United States.

CONTACT: John L. Brooklier, 847-657-4104 or jbrooklier@itw.com

ILLINOIS TOOL WORKS INC. and SUBSIDIARIES
STATEMENT OF INCOME (UNAUDITED)

(In millions except per share amounts)	Three Months Ended December 31, 2012	Three Months Ended December 31, 2011	Twelve Months Ended December 31, 2012	Twelve Months Ended December 31, 2011
Operating Revenues	$ 4,221	$ 4,320	$ 17,924	$ 17,787
Cost of revenues	2,725	2,798	11,455	11,518
Selling, administrative, and research and development expenses	816	806	3,332	3,283
Amortization of intangible assets	71	69	288	255
Impairment of goodwill and other intangible assets	—	—	2	—
Operating Income	609	647	2,847	2,731
Interest expense	(61)	(54)	(214)	(192)
Gain on sale of interest in Decorative Surfaces	933	—	933	—
Other income (expense)	(23)	8	37	54
Income from Continuing Operations Before Income Taxes	1,458	601	3,603	2,593
Income taxes	486	164	1,108	576
Income from Continuing Operations	972	437	2,495	2,017
Income from Discontinued Operations	7	5	375	54
Net Income	$ 979	$ 442	$ 2,870	$ 2,071
Income Per Share from Continuing Operations:				
Basic	$ 2.12	$ 0.90	$ 5.31	$ 4.10
Diluted	$ 2.10	$ 0.90	$ 5.27	$ 4.08
Income Per Share from Discontinued Operations:				
Basic	$ 0.01	$ 0.01	$ 0.80	$ 0.11
Diluted	$ 0.01	$ 0.01	$ 0.79	$ 0.11
Net Income Per Share:				
Basic	$ 2.13	$ 0.91	$ 6.11	$ 4.21
Diluted	$ 2.11	$ 0.91	$ 6.06	$ 4.19
Shares of Common Stock Outstanding During the Period:				
Average	459.7	483.4	469.8	491.4
Average assuming dilution	463.1	485.6	473.2	494.6

FREE OPERATING CASH FLOW	Three Months Ended December 31, 2012	Three Months Ended December 31, 2011	Twelve Months Ended December 31, 2012	Twelve Months Ended December 31, 2011
Net cash provided by operating activities	$ 605	$ 712	$ 2,072	$ 1,956
Less: Additions to plant and equipment	(108)	(94)	(382)	(353)
Free operating cash flow	$ 497	$ 618	$ 1,690	$ 1,603

ILLINOIS TOOL WORKS INC. and SUBSIDIARIES
STATEMENT OF FINANCIAL POSITION (UNAUDITED)

(In millions)

	December 31, 2012	December 31, 2011
ASSETS		
Current Assets:		
Cash and equivalents	$ 2,779	$ 1,178
Trade receivables	2,742	2,819
Inventories	1,585	1,716
Deferred income taxes	332	366
Prepaid expenses and other current assets	522	384
Assets held for sale	—	386
Total current assets	7,960	6,849
Net Plant and Equipment	1,994	2,025
Investments	146	409
Goodwill	5,530	5,198
Intangible Assets	2,258	2,233
Deferred Income Taxes	391	634
Other Assets	1,030	636
	$ 19,309	$ 17,984
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Short-term debt	$ 459	$ 502
Accounts payable	676	697
Accrued expenses	1,392	1,435
Cash dividends payable	—	174
Income taxes payable	116	57
Deferred income taxes	8	5
Liabilities held for sale	—	107
Total current liabilities	2,651	2,977
Noncurrent Liabilities:		
Long-term debt	4,589	3,488
Deferred income taxes	244	117
Other liabilities	1,255	1,368
Total noncurrent liabilities	6,088	4,973
Stockholders' Equity:		
Common stock	5	5
Additional paid-in-capital	1,012	686
Income reinvested in the business	13,973	11,794
Common stock held in treasury	(4,722)	(2,692)
Accumulated other comprehensive income	293	224
Noncontrolling interest	9	17
Total stockholders' equity	10,570	10,034
	$ 19,309	$ 17,984

ILLINOIS TOOL WORKS INC. and SUBSIDIARIES
SEGMENT DATA (UNAUDITED)

Three Months Ended December 31, 2012				% F(U) vs. prior year				
$ in Millions	Total Revenue	Operating Income	Operating Margin	Total Revenue	Organic (Base) Revenue	Operating Income	Operating Margin	Organic (Base) Op Margin
Transportation	$ 873	$ 132	15.1%	4.8 %	4.2 %	2.5 %	(0.3)%	(0.8)%
Power Systems & Electronics	737	122	16.6%	(1.2)%	(1.2)%	(16.5)%	(3.0)%	(2.5)%
Industrial Packaging	575	62	10.7%	(1.2)%	(0.7)%	13.9 %	1.4 %	1.6 %
Food Equipment	498	80	16.1%	(1.8)%	(0.8)%	(7.2)%	(1.0)%	(0.4)%
Construction	467	44	9.5%	1.3 %	1.1 %	(14.4)%	(1.8)%	(1.3)%
Polymers & Fluids	285	38	13.4%	(2.9)%	(7.1)%	10.1 %	1.5 %	3.2 %
All Other	708	121	17.0%	6.9 %	3.3 %	3.2 %	(0.6)%	0.1 %
Intersegment	(15)							
Total Segments	**4,128**	**599**	**14.5%**	**1.4 %**	**0.6 %**	**(3.2)%**	**(0.7)%**	**(0.3)%**
Decorative Surfaces	93	10	10.8%					
Total Company	**$ 4,221**	**$ 609**	**14.4%**	**(2.3)%**	**0.6 %**	**(5.9)%**	**(0.6)%**	**(0.4)%**

Twelve Months Ended December 31, 2012				% F(U) vs. prior year				
$ in Millions	Total Revenue	Operating Income	Operating Margin	Total Revenue	Organic (Base) Revenue	Operating Income	Operating Margin	Organic (Base) Op Margin
Transportation	$ 3,550	$ 560	15.8%	3.1 %	3.5 %	3.8 %	0.1 %	0.5 %
Power Systems & Electronics	3,151	643	20.4%	5.5 %	3.8 %	6.2 %	0.2 %	1.1 %
Industrial Packaging	2,412	282	11.7%	(2.0)%	0.4 %	13.4 %	1.6 %	1.8 %
Food Equipment	1,939	324	16.7%	(2.3)%	0.6 %	6.7 %	1.4 %	1.4 %
Construction	1,902	200	10.5%	(2.9)%	(0.5)%	(11.3)%	(1.0)%	(0.2)%
Polymers & Fluids	1,230	195	15.8%	(1.6)%	(3.1)%	3.7 %	0.8 %	1.7 %
All Other	2,883	521	18.1%	7.2 %	2.9 %	6.7 %	(0.1)%	1.6 %
Intersegment	(64)							
Total Segments	**17,003**	**2,725**	**16.0%**	**1.8 %**	**1.7 %**	**4.8 %**	**0.4 %**	**1.1 %**
Decorative Surfaces	921	122	13.3%					
Total Company	**$ 17,924**	**$ 2,847**	**15.9%**	**0.8 %**	**1.7 %**	**4.2 %**	**0.5 %**	**1.1 %**

ILLINOIS TOOL WORKS INC. and SUBSIDIARIES
GAAP TO NON-GAAP RECONCILIATION (UNAUDITED)

(In millions except per share amounts)	Total Revenue		Operating Income		Earnings Per Share	
For the three months ended December 31,	**2012**	**2011**	**2012**	**2011**	**2012**	**2011**
Actual Results (GAAP)	$ 4,221	$ 4,320	$ 609	$ 647	$ 2.10	$ 0.90
Gain on Divestiture of Decorative Surfaces	—	—	—	—	1.37	—
Decorative Surfaces Equity Interest	—	—	—	—	(0.04)	—
Discrete Corporate Items	—	—	(16)	—	(0.04)	—
Discrete Tax Items	—	—	—	—	(0.08)	—
Decorative Surfaces Business*	—	159	—	18	—	0.02
Adjusted Results (Non-GAAP)	$ 4,221	$ 4,161	$ 625	$ 629	$ 0.89	$ 0.88

(In millions except per share amounts)	Total Revenue		Operating Income		Earnings Per Share	
For the twelve months ended December 31,	**2012**	**2011**	**2012**	**2011**	**2012**	**2011**
Actual Results (GAAP)	$ 17,924	$ 17,787	$ 2,847	$ 2,731	$ 5.27	$ 4.08
Gain on Divestiture of Decorative Surfaces	—	—	—	—	1.34	—
Decorative Surfaces Equity Interest	—	—	—	—	(0.04)	—
Discrete Corporate Items	—	—	(16)	—	(0.04)	—
Discrete Tax Items	—	—	—	—	(0.08)	—
Decorative Surfaces Business*	—	159	—	18	—	0.03
Australian Tax Matter	—	—	—	—	—	0.33
Adjusted Results (Non-GAAP)	$ 17,924	$ 17,628	$ 2,863	$ 2,713	$ 4.09	$ 3.72

* Excludes November and December 2011 for comparative purposes as the divestiture closed on October 31, 2012. Also excludes corporate expense allocations that remain with ITW.

ILLINOIS TOOL WORKS INC. and SUBSIDIARIES
GAAP TO NON-GAAP RECONCILIATION (UNAUDITED)

Free Operating Cash Flow Conversion Rate	
(In millions)	**Three Months Ended December 31, 2012**
Free Operating Cash Flow	$ 497
Income from Continuing Operations (GAAP)	$ 972
Decorative Surfaces gain on sale, after tax	632
Decorative Surfaces equity interest, after tax	(19)
Adjusted Income from Continuing Operations	$ 359
Free Operating Cash Flow to Adjusted Income from Continuing Operations	139%

ILLINOIS TOOL WORKS INC. and SUBSIDIARIES
GAAP TO PRO FORMA RECONCILIATION (UNAUDITED)

(In millions except per share amounts)	Total Revenue		Earnings Per Share	
	Three Months Ended March 31, 2012	Twelve Months Ended December 31, 2012	Three Months Ended March 31, 2012	Twelve Months Ended December 31, 2012
Actual Results (GAAP)	$ 4,547	$ 17,924	$ 0.97	$ 5.27
Gain on Divestiture of Decorative Surfaces	—	—	—	1.34
Decorative Surfaces Equity Interest	—	—	—	(0.04)
Decorative Surfaces Business*	275	921	0.06	0.21
Adjusted Results (Pro forma)	$ 4,272	$ 17,003	$ 0.91	$ 3.76

*Excludes 1Q12 results for the three months ended March 31, 2012 and January through October 2012 results for the twelve months ended December 31, 2012. Pro forma impact excludes corporate expense allocations that remain with ITW.